FOIA CONFIDENTIAL TREATMENT REQUESTED BY TRUMP
             ENTERTAINMENT RESORTS, INC. PURSUANT TO 17 CFR 200.83. CONFIDENTIAL TERMS OF THIS RESPONSE WHICH HAVE BEEN REDACTED ARE MARKED ("[*****]") AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.


TRUMP
ENTERTAINMENT RESORTS


1000 Boardwalk
Atlantic City, New Jersey 08401
trumpcasinos.com
c/o Dale R. Black
609-449-5556 (phone)
609-698-0397 (fax)

May 3, 2006

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

         RE:  Trump Entertainment Resorts, Inc.
              Form 10-K for the fiscal year ended December 31, 2005 Filed March 14, 2006
              File No. 1-13794

Dear Mr. Gordon:

In response to your letter dated March 29, 2006, please find your comments and our responses thereto as follows:

ITEM 3. LEGAL PROCEEDINGS, PAGE 17
----------------------------------

          1. PLEASE EXPLAIN TO US THE TERMS OF THE SETTLEMENT AGREEMENT WITH DLJMB ENTERED INTO ON MARCH 8, 2006.

     COMPANY RESPONSE: [*****]


MANAGEMENTS' DISCUSSION AND ANALYSIS
------------------------------------
FINANCIAL CONDITION
-------------------
LIQUIDITY AND CAPITAL RESOURCES, PAGE 25
----------------------------------------

2. YOUR DISCLOSURE INDICATES THAT CASH FLOWS FROM OPERATIONS HAS BEEN NEGATIVE SINCE THE REORGANIZATION DUE TO YOUR STAYING CURRENT IN THE PAYMENT OF INTEREST ON LONG-TERM DEBT. PLEASE CLARIFY TO US, AND IN FUTURE FILINGS, WHETHER THIS INDICATES THAT YOU ANTICIPATE CASH FLOWS FROM OPERATIONS TO REMAIN NEGATIVE IN THE FUTURE.

     COMPANY RESPONSE:

     In Liquidity and Capital Resources on page 25 we disclosed the following:

     "We achieved a significant increase in financial flexibility and a meaningful reduction in interest expense as a result of our May 20, 2005 debt restructuring and emergence from bankruptcy. Our management has also implemented programs to obtain cash flow savings and will continue to attempt to implement such programs in the upcoming years. These programs include, among others, labor savings through a more efficient management structure and employee scheduling, changes to our marketing programs and better management of our hotel room blocks. However, we cannot assure you that these programs will be successful or sustainable."

     Furthermore on page 26, we disclosed the following:

     "In order to increase the competitiveness of our casino properties, we plan to make significant capital expenditures to renovate, re-theme and expand our casinos......"

     Based upon the implementation of operational programs and capital investment programs, the Company expects the negative cash flows from operations to improve over time as these programs and capital improvements are implemented resulting in the achievement of positive cash flows from operations in the long-term.

     In future filings in our discussion of liquidity and capital resources, we will expand our discussion to include a disclosure of the expected future trend of cash flows from operations with wording such as:

     "Based upon our current implementation of programs to achieve operational improvements in cash flows along with our current and planned capital expenditures, we expect improvement in our cash flows from operations over time resulting in positive cash flows from operations."


FINANCIAL STATEMENTS, PAGE F-1
------------------------------

3. PLEASE EXPLAIN TO US WHY YOU HAVE NOT INCLUDED FINANCIAL STATEMENTS FOR TRUMP ENTERTAINMENT RESORTS FUNDING, INC. ALSO, TELL US WHAT PURPOSE TRUMP ENTERTAINMENT RESORTS FUNDING, INC. SERVES AND WHY IT IS A CO-ISSUER OF HOLDINGS.

     COMPANY RESPONSE:

     As defined in Section 210.3-10(h)(7) of Regulation S-X Trump Entertainment Resorts Funding, Inc. ("TER Funding") is a finance subsidiary as it has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the senior secured notes co-issued by Trump Entertainment Resorts Holdings L.P. ("TER Holdings") and TER Funding. The financial statements of TER Holdings include the balances, interest expense and cash flow impact of the senior notes co-issued by TER Holdings and TER Funding. Therefore, we did not include separate financial statements for TER Funding.

     To clarify the relationship of the co-issuers, in future filings on Forms 10-K and 10-Q we will add a paragraph to our subsidiary guarantor footnote as follows:

     "TER Holdings and TER Funding are co-issuers of our Senior Secured Notes. TER Funding has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of our Senior Secured Notes. As the assets, interest expense and cash flows relating to our Senior Secured Notes are included in captioned "TER Holdings" columns in the following condensed consolidating financial statements, we have not shown TER Funding as a separate column in our subsidiary guarantor consolidating financial statements contained in this footnote."

     The purpose of using TER Funding is to allow us to issue our senior debt to investors under New Jersey gaming regulations. Issuance of debt solely by TER Holdings could subject individual investors to additional regulatory requirements and limit our access to certain investors under certain state gaming regulations

4. IN FUTURE FILINGS PLEASE DRAW A LINE ON ALL FINANCIAL STATEMENTS BETWEEN PERIODS PRESENTED FOR THE PREDECESSOR COMPANY AND PERIODS PRESENTED FOR THE REORGANIZED COMPANY TO EMPHASIZE THAT THE PERIODS ARE NOT COMPARABLE.

     COMPANY RESPONSE:

     In future filings we will draw a line on all financial statements between periods presented for the Predecessor Company and periods presented for the Reorganized Company to emphasize that the periods are not comparable.


NOTE 6. INCOME STATEMENTS
-------------------------
FEDERAL AND STATE INCOME TAX AUDITS, PAGE F-22
----------------------------------------------

5. PLEASE CLARIFY TO US WHETHER THE AMOUNTS ACCRUED REPRESENT THE FULL AMOUNT OF THE ASSESSMENTS THAT ARE BEING DISPUTED OR THE ESTIMATED AMOUNT OF A SETTLEMENT.

     COMPANY RESPONSE:

     We have accrued $20 million in federal and state income taxes, including interest, based upon our estimated amount of a settlement to reflect Trump Indiana's amounts due for the years 1995 through December 21, 2005, the date on which we sold Trump Indiana. To date, the Internal Revenue Service has only issued assessments on the years 1995 through 1997 with the years 1998 through December 21, 2005 remaining under examination or open for audit by the Internal Revenue Service. Our $20 million accrual is based upon our settlement discussions with the Internal Revenue Service for the assessed years 1995 through 1997 and is our best estimate of the amount of the liability in accordance with FAS5.
     Under the provisions of FAS5 we have accrued $18.1 million for New Jersey state income taxes for the years 2002 through 2005. Assessments totaling $10.0 million have been received for the years 2002 through 2003 for which we have accrued $9.5 million. Our accrual for the years 2002 and 2003 is less than the $10.0 million assessment by $0.5 million due to minor differences in the methodology used to calculate the assessment and the abatement of penalties. While we have not received assessments for the years 2004 and 2005 we have accrued $8.6 million for the years 2004 through 2005 in a manner consistent with our accrual for the assessed years 2002 and 2003.

NOTE 9. FRESH-START REPORTING, CAPITALIZATION OF THE REORGANIZED COMPANY AND
----------------------------------------------------------------------------
REORGANIZATION EXPENSES, PAGE F-26
----------------------------------

     IN FUTURE FILINGS, REVISE YOUR DISCLOSURE TO INCLUDE DISCUSSION OF SIGNIFICANT MATTERS RELATING TO THE DETERMINATION OF THE REORGANIZATION VALUE IN ACCORDANCE WITH PARAGRAPH 39 OF SOP 90-7.



     COMPANY RESPONSE:

     As requested, in future filings on Form 10-K we will add additional disclosure to our Fresh-Start Reporting, Capitalization of the Reorganized Company and Reorganization Expenses footnote to include additional discussion of significant matters relating to the determination of the reorganization value. This disclosure will be based upon our reorganization value as disclosed in our FORM 8-K as filed on April 5, 2005. The enterprise value of $582.3 million was included as a part of our plan of reorganization and approved by our creditors and the Bankruptcy Court".

     Further, with respect to our comments contained in this letter, the Company acknowledges as requested in your letter the following:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission any person under the federal securities laws of the United States.



                            Sincerely,

                            /s/ Dale R. Black

                            Dale R. Black
                            Executive Vice President and Chief Financial Officer Trump Entertainment Resorts, Inc.









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